Exhibit 99. 1

STOCK PROGRAM UPDATE: Stock Option Exchange Program Approved by Stockholders

STOCK OPTION EXCHANGE PROGRAM APPROVED BY STOCKHOLDERS

The proposal to amend the 1999 Stock Plan to allow a one-time stock option exchange program was approved at Agilent’s Annual Meeting of Stockholders on March 4. Agilent is currently in the process of determining if and when to offer the Stock Option Exchange Program. Agilent will not offer the program until it complies with mandatory regulatory review and approval in many countries.

     As a result of the volatility in the Agilent stock price, many Agilent employees have stock options with exercise prices significantly higher than the current stock price. The Stock Option Exchange Program, if offered, would provide employees with a one-time opportunity to exchange certain of their underwater stock options priced above $25 for a lesser number of options, according to the specified exchange ratios that were stated in the proxy. To read the full proxy proposal, go to http://investor.agilent.com.

     In general, the new options would have an exercise price equal to the fair market value of Agilent common stock as of the new grant date, which would be at least six months and one day from the cancellation of the existing options. More information will be communicated in the coming weeks via InfoSpark.

     This notice does not constitute an offer to holders of options to purchase Agilent common stock to exchange their options. The Stock Option Exchange Program may be commenced at such time as determined in the discretion of Agilent’s Compensation Committee, which may also choose not to implement the Stock Option Exchange Program. If the Stock Option Exchange Program is commenced, Agilent will provide option holders who are eligible to participate in the Stock Option Exchange Program with written materials explaining the precise terms and timing of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Stock Option Exchange Program. Agilent will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Stock Option Exchange Program. Agilent stockholders and option holders will be able to obtain these written materials and other documents filed by Agilent with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s Web site at www.sec.gov.

STOCKHOLDERS: Ned Barnholt reviews Agilent’s progress at annual stockholders meeting

NED BARNHOLT REVIEWS AGILENT’S PROGRESS AT ANNUAL STOCKHOLDERS MEETING -- “We want to make Agilent a premier high-tech company of the 21st century, and to do that we need to continue investing for the future despite all the difficulties we have gone through,” said Agilent Chairman, President and CEO Ned Barnholt to more than 120 stockholders at the company's annual meeting on March 4 in South San Francisco, Calif.

Ned's review of the company's results in FY02 and the first quarter of FY03 described the balance Agilent is trying to strike between the urgent need to become profitable as quickly as possible and long-term steps for future success. “We’re doing more than just dealing with the worst downturn in the history of our industry,” he said. ”We’re fundamentally transforming the company on many fronts.” Ned described the company's workforce reductions as “very painful for all of us” but necessary in light of much lower levels of business. He noted that these reductions have helped Agilent take just under $900 million per year out of operating expenses since the middle of 2001. At the same time, Agilent has invested in R&D, new IT systems, and customer-facing activities. “The financial results don't reflect our great accomplishments with new products, market share and operations,” he said. “Our employees have continued to do a great job of serving our customers.”

Looking ahead, Ned said: “I wish I could tell you and the financial analysts that things are going to get better right away. But there’s just a lot of uncertainty around the economy and a possible war in Iraq. The environment isn’t likely to get better until people see resolution on some of this uncertainty.”

Questions from stockholders covered a range of topics, including R&D investments, executive compensation and stock options. Ned noted that Agilent has cut back selectively on R&D spending while continuing to invest in key programs. He noted that about 90 percent of the total stock options Agilent grants go to employees and about 10 percent to officers of the company.

In the official business of the meeting, stockholders approved by large margins all three items they had been asked to vote on: the election of Robert Herbold and Ned to new three-year terms to the Board of Directors, retention of PricewaterhouseCoopers as the company’s independent accountants, and an amendment to the company’s stock plan to allow a one-time stock option exchange program (see story above).